Exhibit 99.7

PRESS RELEASE

TotalEnergies is Official Title Sponsor of

BWF Major Championships until 2025

Singapore / Paris, 24 September 2021 - TotalEnergies and the Badminton World Federation (BWF) announced today the renewal of their partnership for another five years until 2025.

TotalEnergies will continue to be the title sponsorship partner of BWF Major Championships including the BWF World Championships, BWF Thomas and Uber Cup Finals, and BWF Sudirman Cup Finals. Under the agreement, TotalEnergies will also be the Official Energies Partner and Official Lubricants Partner.

From 2021-2025, the TotalEnergies BWF Major Championships will be hosted in China, Denmark, Finland, France, Japan, Spain and Thailand.

“TotalEnergies is delighted to extend our long-standing partnership with BWF. Since 2015, this partnership has supported the growth of the badminton sport even amidst the recent Covid-19 challenges,” said Ting Wee LIANG, President, TotalEnergies Asia Pacific & Middle East, Marketing & Services. “The partnership with BWF is an opportunity for us to present TotalEnergies’ broad energy profile to a wider audience. Performance, Precision and Endurance are key attributes of badminton and they also reflect well TotalEnergies’ brand promises for our products and services, including lubricants and mobility solutions. We hope to encourage more to experience these attributes by participating in this exciting sport !”

BWF Secretary General Thomas LUND said: “Establishing and maintaining long-term partnerships is essential to the BWF being able to preserve and harness the future relevance of badminton. Without this special relationship that we have with TotalEnergies, especially in Asia, we are unable to host such elite Major Championships and build badminton as the leading global sport that it is. Covid-19 has certainly impacted the sport and our ability to deliver some of our programs but having TotalEnergies on board through this difficult period and into the future has us well positioned to continuing making badminton accessible to as many people as possible. We thank TotalEnergies for this partnership and we look forward to achieving many great things together in the coming years.”

BWF’s core goal is to deliver sustainable, world-class badminton programs as it strives to give every child a chance to play for life, whilst allowing all to embrace a positive sporting spirit and a healthy lifestyle.

Since 2015, badminton has enjoyed unprecedented growth with 339 million active participants, and 735 million supporters worldwide, with more young people picking up a badminton racket than ever.

This agreement was brokered by BWF’s long-term commercial partner, Infront Sports & Media.

Under the sponsorship renewal, TotalEnergies has naming rights on the following:

     2021    TotalEnergies BWF World Championships (Huelva, Spain)

     2022    TotalEnergies BWF Thomas and Uber Cup Finals (Bangkok) and TotalEnergies BWF World Championships (Tokyo)

     2023    TotalEnergies BWF Sudirman Cup Finals (Suzhou, China) and TotalEnergies BWF World Championships (Copenhagen)

     2024    TotalEnergies BWF Thomas and Uber Cup Finals (China)

     2025    TotalEnergies BWF Sudirman Cup Finals (Chine) and TotalEnergies BWF World Championships (Paris)

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About TotalEnergies

TotalEnergies is a broad energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, clean, reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

About BWF

The Badminton World Federation (BWF) is the international governing body of the sport of badminton, recognised by the International Olympic Committee (IOC) and the International Paralympic Committee (IPC). It was originally the International Badminton Federation (IBF) which was founded on 5 July 1934, before being rechristened the Badminton World Federation in 2006.

The purpose and objectives of BWF include regulating, promoting, developing and popularising the sport of badminton throughout the world and organising, conducting and presenting international events at the highest level.

The BWF’s vision is to make badminton a leading global sport accessible to all – giving every child a chance to play for life. Its mission is to lead and inspire all stakeholders; to deliver entertainment through exciting events to drive fan experience; and to create innovative, impactful and sustainable development initiatives.

BWF has its headquarters in Kuala Lumpur, Malaysia, with 196 Member Associations worldwide.

Poul-Erik Høyer is the BWF President and Thomas Lund is the BWF Secretary General.

Websites: www.bwfbadminton.com and www.bwfcorporate.com

Facebook: https://www.facebook.com/bwfbadminton

About Infront

Connecting fans and consumers to the greatest sports events, Infront, a Wanda Sports Group company, offers everything an event or commercial partner needs to be successful. With a team of around 1,000 experts working from 44 offices across 17 countries around the world, Infront is equipped to tackle any challenge – be it innovative digital solutions, world-class event operations, international media rights distribution, sponsorship sales and activations or cutting-edge media production. Headquartered in Switzerland, Infront is passionate and #AllAboutSports. @infrontsports www.infront.sport

TotalEnergies Contacts

Adrienne Ser, Vice President, Current Global on behalf of TotalEnergies Marketing Asia-Pacific Middle East Pte Ltd I Mobile: +65 8571 6855 I aser@currentglobal.com

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +44 (0)207 719 7962 l ir@totalenergies.com

BWF Contacts

Lloyd Green, Communications & Media Manager I Mobile: +60 19-384 0556 I pressoffice@bwfbadminton.org

Dianne Pierre, Deputy Communications & Media Manager I Mobile: +44 7961 714540 I pressoffice@bwfbadminton.org

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TotalEnergies SE directly or indirectly owns investments are separate legal entities. TotalEnergies SE has no liability for their acts or omissions. The terms “Company” or “TotalEnergies company” refer collectively to the company TotalEnergies SE and the companies it controls directly or indirectly. Such terms are used solely for the sake of convenience for purposes of the present communication. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.